UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of January 2026

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.

(Translation of Registrant’s Name into English)

Brigadeiro Luis Antonio Avenue, 1343, 9th Floor

São Paulo, SP, Brazil 01317-910

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ____X____                                                         Form 40-F ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ________                                                                       No ____X____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ________                                                                       No ____X____

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM

1.	Notice to shareholders

ULTRAPAR PARTICIPAÇÕES S.A.

NOTICE TO SHAREHOLDERS

Date of the Annual General Shareholders’ Meeting

São Paulo, January 14, 2026 – Ultrapar Participações S.A., pursuant to CVM Resolution 81/22, hereby informs that its Annual General Shareholders’ Meeting is scheduled for April 15, 2026, according to the Annual Calendar of Corporate Events.

Further information about this Shareholders’ Meeting will be disclosed timely.

Alexandre Mendes Palhares

Chief Financial and Investor Relations Officer

Ultrapar Participações S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 14, 2026

ULTRAPAR HOLDINGS INC.
By:	/s/ Alexandre Mendes Palhares
Name:	Alexandre Mendes Palhares
Title:	Chief Financial and Investor Relations Officer

(Notice to Shareholders)